EXHIBIT 99.1

03/CAT/11
Page 1 of 2
FOR IMMEDIATE RELEASE
07.00 GMT, 02.00 EST, Wednesday 26 March 2003

For further information contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471              Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer Graham Herring
John Aston, Chief Financial Officer    Tim Jackaman
Rowena Gardner, Director of Corporate
                                       BMC Communications/The Trout Group (USA)
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY - HUMIRATM ROYALTIES

Cambridge, UK... As announced earlier this year, Abbott Laboratories received FDA approval to market HumiraTM earlier than expected on 31 December 2002. Humira was isolated and optimised by Cambridge Antibody Technology (LSE: CAT;
NASDAQ: CATG) in collaboration with Abbott, and CAT will receive a royalty fee based on Humira sales. CAT's entitlement to royalties in relation to sales of Humira is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories).

The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott has indicated to CAT that it wishes to initiate discussions regarding the applicability of these royalty offset provisions for Humira. CAT's view is that these offset provisions do not apply; however this view has not been confirmed by Abbott. The proposed discussions with Abbott could lead to a range of possible



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outcomes. However if the royalty offset provisions were to apply this could result in a reduction in net royalties from Humira receivable by CAT compared with market expectations.

The first royalties are due from Abbott in October 2003.

- ENDS -

Notes to Editors
Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM is the leading CAT-derived antibody. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000. Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange
     Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.